Exhibit 99.3

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

INDEPENDENT TECHNICAL EXPERT REPORT

REEcycle

Rare Earth Element Recycling Technologies: Independent Technical Assessment

Prepared by:

Dr John Mair | Principal, JLM Advisory

PhD Economic Geology (UWA) | USGS | AusIMM | JORC Competent Person

Prepared for:

Hall Chadwick Acquisition Corp

22 May 2026

CONFIDENTIAL | Prepared in connection with SEC Form S-4 Registration

Important Notices and Disclaimer

Purpose	This Report has been prepared solely for the use of Hall Chadwick Acquisition Corp in connection with its evaluation of REEcycle and to support disclosure obligations under SEC Form S-4. It must not be relied upon for any other purpose without the prior written consent of JLM Advisory.

Independence	JLM Advisory and Dr John Mair are independent of REEcycle Holdings, Inc. and Hall Chadwick Acquisition Corp and have no material financial interest in the outcome of any transaction. This Report represents an objective, professional assessment.

Limitations	This Report is based on information made available to the Adviser as at the date of preparation, including the REEcycle investor presentation (March 2026), REEcycle’s public website, and information gathered through structured management engagement. No warranty is given as to the completeness or accuracy of information provided by third parties. Forward-looking statements reflect reasonable professional judgment and are subject to inherent uncertainty.

Regulatory	This Report has been prepared with reference to requirements applicable to an SEC Form S-4 filing. It does not constitute legal, financial, or investment advice. Specific patent numbers and license documentation are subject to independent legal verification and are identified as requiring further confirmation where relevant throughout this Report.

JLM Advisory | Dr John Mair	Page 1 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

1. Executive Summary

1.1 Purpose of this Report

This Independent Technical Expert Report has been commissioned by Hall Chadwick Acquisition Corp to provide an objective and independent assessment of REEcycle Holdings, Inc. and its subsidiary Rare Resource Recycling, Inc. (collectively ‘REEcycle’), with specific focus on: (i) the company’s proprietary rare earth element recycling technology; (ii) its intellectual property position; (iii) the commercial opportunity within the global rare earth value chain; and (iv) the company’s development pathway to commercial scale.

The assessment has been prepared to support Hall Chadwick Acquisition Corp’s due diligence obligations in connection with an SEC Form S-4 Registration Statement filing.

1.2 Overview of REEcycle

REEcycle is a private American rare earth element (REE) recycling company focused on the recovery of rare earth elements from end-of-life Neodymium-Iron-Boron (NdFeB) permanent magnets. The company holds an exclusive, worldwide license from the University of Houston under two U.S.-granted patents covering rare earth recovery from permanent magnets and related systems, within the field of rare earth element recovery, reclamation and recycling. The company has also developed complementary proprietary know-how and trade-secret protected technology, including its Drive Disassembly Machine (DDM) platform, to support feedstock acquisition and processing (University of Houston, 2021; University of Houston, 2025; University of Houston, 2026a; REEcycle Holdings, 2026d).

The company’s technology addresses one of the most structurally important gaps in the Western rare earth supply chain: the near-complete absence of domestic REE recycling infrastructure. Less than 1% of rare earth elements are currently recycled globally, compared to other industrial metals such as gold (~85%), nickel (~60%), and copper (~45%) (International Energy Agency, 2025). REEcycle is positioned to be the first mover in the commercial-scale recovery of rare earth oxides from NdFeB magnets in North America (REEcycle Holdings, 2026a).

The company has been awarded US$5.1 million in non-dilutive funding from the U.S. Department of War (formerly the U.S. Department of Defense), with US$4.3 million remaining to be drawn, and has additionally received Phase I and Phase II awards from the National Science Foundation (NSF) totaling approximately US$1.4 million. Cumulative non-dilutive funding exceeds US$6.5 million, providing meaningful government-agency validation of the technology and its relevance to U.S. rare earth supply security (REEcycle Holdings, 2026a; REEcycle Holdings, 2026b).

1.3 Key Technical Findings

On the basis of information reviewed, the following key technical findings are made:

●	The core recycling process is technically credible and demonstrably functional, having produced high-purity Mixed Rare Earth Oxide (MREO) supported by third-party laboratory analysis, including Alta Resource Technology analysis of REEcycle’s mREO product and Galbraith Laboratories assays of NdFeB magnet/feedstock samples.

●	The process is primarily hydrometallurgical in nature, with the leach stage operating at low temperature and low pressure using a formic-acid/water system and proprietary process know-how. Data-room materials indicate a leach condition of approximately

JLM Advisory | Dr John Mair	Page 2 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

95°C for three hours, followed by downstream drying/calcination at approximately 900°C, meaning the report should describe the process as low-temperature at the leach stage rather than as entirely below 100°C across all unit operations (REEcycle Holdings, 2025a).

●	REEcycle materials support a conservative recovery assumption of approximately 90% to 92%, including a worked voice-coil magnet feedstock example showing 1,000 g of input material and 390 g of final rare earth oxide recovered, corresponding to stated recovery efficiency of 91.2%. This is a strong technical indicator, but the Adviser notes that the clearest worked example reviewed relates to voice-coil magnet feedstock and should not be overgeneralised to all future mixed commercial feedstocks without further testwork confirmation (REEcycle Holdings, 2025a; Simulus Laboratories, 2025).

●	The company’s proprietary Drive Disassembly Machine (DDM) represents a strategically important ancillary technology that directly addresses the primary commercial challenge in the REE recycling industry: consistent, low-cost feedstock acquisition at scale.

●	The modular plant design is technically sound as a scale-up strategy, mirroring established precedent from analogous secondary metal recycling industries, particularly auto catalyst (platinum group metal) recycling.

●	A significant and underappreciated strategic opportunity exists for REEcycle to expand its technology platform from magnet recycling into the processing of rare earth concentrates from primary mine production, directly addressing the most critical gap in the U.S. rare earth value chain, which is the domestic absence of separation and refining infrastructure.

●	Wind turbine decommissioning represents the single most important long-duration feedstock growth driver, with large-scale turbine retirement volumes accelerating materially from the late 2020s as early wind farms reach end of operational life (WindEurope, 2025; Vattenfall, 2024).

1.4 Summary Opinion

It is the Adviser’s view that REEcycle represents a technically credible, strategically well-positioned, and commercially compelling platform company in the rare earth recycling sector. Based on the materials reviewed, the core technology appears functional, the IP position appears defensible subject to legal verification of patent and license scope, and the market opportunity is both large and structurally supported by geopolitical forces that are unlikely to abate.

The company’s near-term path, from demonstration plant commissioning in Q2/Q3 2026 to the first commercial plant targeting 100 tonnes per annum (tpa) production thereafter, is achievable subject to successful completion of detailed engineering, commissioning and feedstock/offtake arrangements. Data-room materials confirm that DRA was engaged for a Feasibility Study Update commencing 6 August 2025, with deliverables including process design criteria, heat and material balances, PFDs, P&IDs, equipment lists, cost estimates and study report outputs. The final status of the DRA study and any superseding commercial-plant capex estimate should be confirmed before final filing use (DRA Global, 2025a; DRA Global, 2025b).

The expansion of REEcycle’s technology capability to process rare earth concentrates from primary mine sources represents an additional value creation opportunity of significant scale. This would make REEcycle not just a magnet recycler, but a rare earth separation and refining business, addressing the single most strategically valuable component of the value chain that the United States currently lacks entirely. This potential expansion would require additional testwork,

JLM Advisory | Dr John Mair	Page 3 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

flowsheet optimization and legal/FTO review before being presented as a current operating capability.

2. Adviser Qualifications and Independence

2.1 Credentials

●	PhD in Economic Geology, University of Western Australia, with research supported by the United States Geological Survey (USGS) and the Geological Survey of Canada, specializing in intrusion-related mineral systems.

●	Post-Doctoral Research Fellow, Mineral Deposit Research Unit (University of British Columbia, Vancouver), sponsored by the USGS and focused on the metallogeny of the Tintina Gold Province (Yukon/Alaska).

●	Extensive experience in isotope laboratory methodologies, mineral separation, and hydrometallurgical treatment, all of which are directly and materially applicable to understanding and evaluating the rare earth value chain.

●	Oversight of large-scale exploration programs across the Americas under an alliance with Kennecott, and industry experience in both Western and Eastern Australia.

●	Technical and commercial oversight of the Kvanefjeld Rare Earth Project (Greenland), one of the world’s most significant defined rare earth deposits. This role included direct multi-year engagement with Shenghe Resources, widely regarded as the most technically proficient organization in the global rare earth sector. Shenghe was a founding shareholder of MP Materials and delivered the process flowsheet, plant, and equipment that underpins the successful rejuvenation of the Mountain Pass operations in California, the benchmark for Western rare earth processing excellence.

●	Member, Australian Institute of Mining and Metallurgy (AusIMM).

●	Credentialled JORC Compliance reporting sign-off authority (Competent Person).

2.2 Declaration of Independence

JLM Advisory and Dr John Mair confirm that they are fully independent of REEcycle Holdings, Inc., Rare Resource Recycling, Inc., and Hall Chadwick Acquisition Corp. The Adviser has no direct or indirect financial interest in the outcome of any transaction between those parties and holds no shares, options, or other securities in any entity involved in this engagement. This Report represents an objective and independent professional assessment.

3. Scope of Assessment and Methodology

3.1 Terms of Reference

This assessment has been conducted pursuant to the Engagement Letter between JLM Advisory and Hall Chadwick Acquisition Corp. The scope encompasses: (i) REEcycle’s technical capabilities and proprietary processes; (ii) its patents and licenses; (iii) positioning within the rare earth value chain; (iv) commercial viability and scalability; and (v) potential for upstream expansion into rare earth concentrate processing.

JLM Advisory | Dr John Mair	Page 4 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

3.2 Information Reviewed

●	REEcycle Holdings, Inc. Investor Presentation, March 2026 (Confidential)

●	REEcycle public website (www.reecycleinc.com), including ‘How It Works’ and ‘About’ pages

●	Published technical literature on NdFeB magnet hydrometallurgical recycling processes

●	Independent third-party analytical reports and management confirmations, including Alta Resource Technology mixed rare earth oxide analysis, Galbraith Laboratories NdFeB magnet/feedstock assays and REEcycle confirmation that Solvay, Alta and Galbraith results are captured in the Magnet and Oxide Tests worksheet

●	Publicly available data on U.S. rare earth supply/demand dynamics, government funding programs, and policy landscape

Additional data-room materials reviewed include University of Houston license and amendment documents, UH Project Star consent letter, REEcycle recovery and purity note, QA/QC and product standards note, trade-secret protection policy, DRA terms and feasibility-study proposal, DRA PFD/P&ID drawing packs, provisional master equipment list, Simulus bench-scale testwork proposal, commercial-scale waste/emissions note and Duncan, Oklahoma site-selection/EHS materials. Detailed legal conclusions and final technical sign-off remain subject to consultant and counsel review.

Source-status note: Public and data-room citations have been added where available. Company-specific, laboratory, patent/license and engineering items are cited to confidential source materials where reviewed. Commercial/economic items are treated as management-estimate context for this technical assessment rather than independently verified financial-model outputs. Targeted placeholders have been retained only where primary support remains unavailable.

3.3 Limitations

This Report relies in part on information provided by REEcycle and other third parties. The Adviser has applied professional judgment in evaluating that information but cannot independently verify all operational claims absent direct site access, completed final testwork and final commercial engineering outputs. Patent and University of Houston license documentation has now been reviewed at a summary level from the data room; legal conclusions on enforceability, freedom to operate, patent maintenance and transaction-law implications remain subject to independent legal counsel review.

4. Rare Earth Industry Context

4.1 Overview of the Global Rare Earth Market

Rare earth elements comprise 17 chemically similar elements of the periodic table, of which a subset, principally neodymium (Nd), praseodymium (Pr), dysprosium (Dy), and terbium (Tb), are of critical importance to the permanent magnet industry and, by extension, to the clean energy and defense technology sectors (McKinsey & Company, 2025). NdFeB magnets, which are the strongest permanent magnets known, are the primary commercial application for these elements and represent the highest-value segment of the REE market.

The global rare earth market is expanding materially. According to Mordor Intelligence, the global rare earth elements market is projected to grow from approximately 197 kilotonnes in 2025 to more than 260 kilotonnes by 2030, at a compound annual growth rate of approximately 5.8%

JLM Advisory | Dr John Mair	Page 5 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

(Mordor Intelligence, 2026). The magnet application segment is the fastest-growing component, with a projected CAGR of 8%, driven by accelerating demand from clean energy infrastructure (Mordor Intelligence, 2026). McKinsey has projected that global demand for magnetic rare earth elements will triple from 59 kilotonnes in 2022 to 176 kilotonnes by 2035 (McKinsey & Company, 2025).

China maintains a dominant and entrenched position across the entire rare earth value chain, from mining and separation through to magnet manufacturing, and currently accounts for approximately 90% of global permanent magnet manufacturing capacity (McKinsey & Company, 2025; Reuters, 2025). In April 2025, Beijing imposed export restrictions on several rare earth products in response to escalating trade tensions, causing rare earth magnet exports to the U.S. to decline sharply before partially recovering following subsequent trade negotiations (Foundation for American Scientists, 2025; Reuters, 2025). This episode clearly demonstrated the strategic vulnerability that Western industrial supply chains face in their dependence on Chinese REE processing capacity.

The United States government has responded with significant and accelerating policy support for domestic REE supply-chain development, including high-profile public-private commitments for MP Materials and broader U.S. Department of War rare earth supply-chain programs (U.S. Department of War, 2024; MP Materials, 2025). REEcycle has been awarded US$5.1 million from the Department of War and has strong prospects for further government support as commercial scale is demonstrated (REEcycle Holdings, 2026a).

4.2 The Rare Earth Value Chain

4.2.1 Primary Production: Mine to Concentrate

Primary REE production begins with the mining of REE-bearing ore deposits, followed by beneficiation to produce a REE concentrate. This stage is capital and time intensive, typically requiring in excess of a decade from discovery to production. The environmental burden of this stage is significant, including tailings generation, water consumption, and in some deposit types, the management of low-level radioactive byproducts (thorium and uranium). The U.S. currently has only one operational primary REE mine at commercial scale: the Mountain Pass facility operated by MP Materials in California.

4.2.2 Separation and Refining

Following concentration, REE oxides must be chemically separated from one another, a technically demanding process typically accomplished via solvent extraction, ion exchange, or proprietary hydrometallurgical methods. This stage is the critical bottleneck in the Western supply chain. Outside of China, meaningful rare earth separation capacity is extremely limited; the U.S. has effectively no commercial-scale REE separation capacity operating domestically, creating a strategic dependency that the government is urgently seeking to address. This structural gap is the single most important commercial context for understanding REEcycle’s long-term strategic value.

4.2.3 Downstream: Alloy, Magnet Manufacturing, and End-Use

Separated REE oxides are converted to metals and alloys, then sintered into permanent magnets by specialist manufacturers. China controls approximately 90% of global permanent magnet manufacturing capacity. This downstream concentration compounds the supply security challenge for Western OEMs across defense, clean energy, and industrial technology sectors.

JLM Advisory | Dr John Mair	Page 6 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

4.2.4 Secondary Supply: Recycling

Despite the strategic urgency and growing volume of end-of-life REE-bearing materials, less than 1% of rare earth elements are currently recycled globally. This compares to recycling rates of approximately 85% for gold, 60% for platinum group metals, 60% for nickel, and 45% for copper (International Energy Agency, 2025). This reflects the historic absence of Intelligence, 2026; REEcycle Holdings, 2026a).

4.3 The Wind Turbine Decommissioning Wave: The Primary Long-Term Feedstock Driver

Of all the end-of-life magnet sources available to REEcycle, wind turbine decommissioning represents by far the most significant structural growth driver over the medium to long term, and deserves detailed treatment in this assessment (WindEurope, 2025; Alcaraz et al., 2025).

Modern direct-drive wind turbines rely heavily on NdFeB permanent magnets in their generators. A direct-drive turbine typically requires between 250 and 650 kilograms of NdFeB magnet per megawatt of generating capacity, with some sources citing approximately 240 kilograms of rare earth oxides per MW installed. A single large modern offshore turbine of 12 MW capacity may therefore contain approximately 3 tonnes of rare earth material in its generator and associated components. Wind turbines typically have a design operational life of approximately 20 years (Union of Concerned Scientists, 2021; Alcaraz et al., 2025).

The implications of this are clear: the large-scale wind farm installation programs of the late 2000s and early 2010s are now entering, or rapidly approaching, their end-of-life windows. In Europe, approximately 80 GW of wind capacity (out of a total installed base of 290 GW) is expected to reach end of theoretical operational life by 2030, with annual volumes of decommissioned material accelerating sharply. Many major wind farm operators have established explicit circular economy commitments around permanent magnet recovery from decommissioned assets. Vattenfall, for example, has committed to 100% circular outflow of permanent magnets from decommissioned wind farms (WindEurope, 2025; Vattenfall, 2024).

In the United States, REEcycle’s investor materials indicate approximately 5,000 tonnes per year of end-of-life magnet material from wind turbines is available across the U.S. alone, based on current decommissioning rates. This volume is expected to grow substantially as the broader U.S. wind fleet, much of which was installed in the 2005 to 2015 period, approaches end of life across the late 2020s and into the 2030s (REEcycle Holdings, 2026a; WindEurope, 2025).

The wind turbine feedstock opportunity is qualitatively distinct from other magnet sources in several important respects: the magnets are large in individual unit size (tonnes per turbine versus grams per hard disk drive), creating meaningful economies of collection and processing; decommissioning schedules are known and plannable; and wind farm operators are increasingly incentivized by ESG obligations and regulatory pressure to ensure responsible end-of-life management of rare earth materials. REEcycle appears well positioned to be a credible counterparty for wind operators seeking a technically capable, U.S.-domestic rare earth recovery solution (REEcycle Holdings, 2026a).

4.4 U.S. Demand for Rare Earth Supply: The Policy Tailwind

The North American magnet manufacturing sector requires more than 9,000 tonnes of REE feedstock for magnet production by 2030. More than 6,000 tonnes of new magnets are required in 2026 and 2027 alone. Primary mining cannot fill this gap on the required timescale, as mine

JLM Advisory | Dr John Mair	Page 7 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

development cycles of a decade or more mean that new primary supply cannot reach the market with the urgency the U.S. supply chain requires. Recycling is the only credible near-term domestic source of rare earth supply, and REEcycle is the most advanced commercial-stage actor in this space in the U.S. (McKinsey & Company, 2025; REEcycle Holdings, 2026a).

The U.S. government’s strategic posture on REE supply-chain security has intensified markedly. Aside from the direct funding awarded to REEcycle from the Department of War and NSF, the broader policy ecosystem, including the Inflation Reduction Act, critical minerals executive orders, and Department of War investment programs, is creating strong and sustained policy support for domestic REE processing and recycling investment. The Department of War has reported more than US$439 million committed to REE supply chains since 2020 (U.S. Department of War, 2024).

4.5 The Missing Link: REE Separation in the U.S. Value Chain

Perhaps the most strategically important observation in this assessment is the following: the United States currently has no meaningful domestic rare earth separation and refining capacity. Even where primary REE concentrates are produced domestically (currently only at Mountain Pass by MP Materials), those concentrates have historically been shipped to China for separation, with processed product returned to the U.S. for downstream magnet manufacturing. This creates a critical vulnerability in the U.S. defense and clean energy supply chain.

REEcycle’s technology platform, which is at its core a hydrometallurgical separation and extraction process, has the inherent capability to be adapted and expanded for the processing of primary REE concentrates, not just end-of-life magnets. This is the most significant strategic expansion opportunity identified in this assessment. The development of this capability would transform REEcycle from a magnet recycler into a full-scale rare earth separation business, addressing the missing link in the U.S. rare earth value chain and substantially expanding the company’s addressable market and strategic value.

5. REEcycle: Corporate Overview and Technology Platform

5.1 Corporate Background

REEcycle Holdings, Inc. is the parent company of Rare Resource Recycling, Inc., incorporated in the United States. The company’s technology origins trace to the University of Houston in 2012, where Dr Pradeep Samarasekere (Chief Chemist and Inventor) developed chemical methods for extracting rare earth elements from discarded electronic waste after reviewing U.S. Department of Energy reports on critical materials for future energy use. The critical reaction was discovered in 2013. From 2014 to 2016, REEcycle won top honours at multiple national business plan competitions, including all three top prizes at the U.S. Department of Energy’s National Clean Energy Prize Competition in 2014 (REEcycle Holdings, 2026a; University of Houston, 2021).

The company subsequently secured an exclusive worldwide license from the University of Houston to the patent rights underpinning the core process. The license was originally effective 9 December 2021 and has since been amended, including amendments acknowledging the extension of the license to REEcycle Holdings and updating commercial milestones. University of Houston consented to the Project Star / HCAC transaction in April 2026 and acknowledged that the transaction does not breach the license or trigger a termination right under the license (University of Houston, 2021; University of Houston, 2025; University of Houston, 2026a; University of Houston, 2026b).

JLM Advisory | Dr John Mair	Page 8 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

5.2 Management and Board

REEcycle’s leadership team combines deep mining and processing operational expertise with capital markets capability:

●	Mick McMullen, Lead Investor and Chairman. 33 years of experience. Prior roles include leadership at Mac Copper Limited, Stillwater Mining Company, GT Gold, Detour Gold, and Oceana Gold. Strong track record of value creation in the mining sector.

●	Justin Froneman, COO and Director. 23 years of experience. Background includes Sumsare Resources LLC, Techemet, Cibanye-Stillwater, PwC, and Macquarie. Operational and capital markets experience relevant to both processing and transaction execution.

●	Jon Christian Evensen, Director. 13 years of experience. Background includes Low Carbon Royalties, Morgan Stanley, Patriot Battery Metals, Pallas Resources, and Luminus Management. Capital markets and investor relations capability.

●	Eric Carnell, Fractional General Counsel. Over 20 years of legal experience.

●	Tawnya Erickson, Chief of Staff. 15 years of experience. Prior roles include Cibanye-Stillwater, Newmont, Arch Resources, and Wheaton Precious Metals.

●	Dr Pradeep Samarasekere, Chief Chemist and Inventor. The originator of the core recycling technology, with the fundamental process chemistry developed under academic auspices at the University of Houston.

Advisory support is provided by DRA Global (engineering), Simulus Laboratories, Solar Atmospheres, the University of Houston, and UC Davis, providing depth across engineering, chemistry, and materials science disciplines relevant to the company’s development program.

5.3 Non-Dilutive Funding History

The quality and significance of REEcycle’s non-dilutive funding deserves specific comment. Government grant and award funding in the U.S. critical minerals space is rigorously assessed and highly competitive. The successful receipt of the following awards constitutes meaningful independent validation of the technology’s credibility, based on materials reviewed:

●	U.S. Department of War (DoW): US$5.1 million awarded, per management materials; US$4.3 million remaining, disbursed monthly based on spend.

●	National Science Foundation (NSF): Phase I and Phase II awards totaling approximately US$1.4 million, per management materials.

●	Total non-dilutive funding received: in excess of US$6.5 million (REEcycle Holdings, 2026a).

●	U.S. Department of Energy (DOE): National Clean Energy Prize Competition, all three top prizes (2014) (REEcycle Holdings, 2026a).

This funding record reflects a consistent and multi-agency assessment that REEcycle’s technology represents a credible and strategically important contribution to U.S. rare earth supply security.

JLM Advisory | Dr John Mair	Page 9 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

5.4 Technology Platform Overview: The Circular Economy Model

REEcycle’s technology platform is structured around the principles of the Circular Economy: the elimination of waste, the recovery and regeneration of critical materials at their highest value, and the creation of a closed-loop system for rare earth elements that are currently lost at end-of-life. This is not merely a marketing position. It is a technically accurate description of what the process achieves. Permanent magnets that currently end their lives as contaminated scrap metal (shredded and sold at low value) are instead transformed back into high-purity rare earth oxides that re-enter the supply chain as premium-grade feedstock for new magnet production.

The feedstock for REEcycle’s process is end-of-life NdFeB permanent magnets. These magnets are ubiquitous across modern industrial and energy systems, and the volume of end-of-life material is growing rapidly as the first generation of large-scale clean energy deployment reaches decommissioning age. The most significant and highest-value feedstock sources include:

●	Wind turbine generators: each direct-drive turbine contains approximately 250 to 650 kg of NdFeB magnet per MW of capacity. The decommissioning of early wind farms with known end-of-life dates is the primary long-term feedstock growth driver.

●	Hard disk drives: approximately 16 grams of magnet per drive; estimated 1,600 tonnes of magnet material available annually in the U.S. alone from data center and consumer HDD retirement.

●	Open MRI machines: each machine contains approximately 3 tonnes of magnets; approximately 3,000 tonnes per year are available in the U.S.

●	Magnet swarf: manufacturing waste from magnet producers, representing a consistent and high-quality secondary feedstock stream.

REEcycle estimates that approximately 20,000 tonnes per year of end-of-life magnet material is available across these four key source categories in the United States alone (REEcycle Holdings, 2026a).

6. Intellectual Property Assessment

6.1 Core Patent Position

REEcycle holds an exclusive worldwide license to a patented recycling process developed at the University of Houston, within the field of rare earth element recovery, reclamation and recycling. The licensed patent rights identified in the University of Houston license are U.S. Patent No. 10,196,709, ‘Systems for Recovering Rare Earth Elements’, issued 5 February 2019, and U.S. Patent No. 10,577,677, ‘Process for the Recovery of Rare Earth Metals from Permanent Magnets’, issued 3 March 2020. REEcycle has confirmed that the patent claims cover the current commercial process. The University of Houston performed FTO analysis in connection with the patent applications; REEcycle does not have access to those University of Houston records and has not performed a separate FTO analysis. Accordingly, this Report does not constitute a legal FTO opinion, but the patent portfolio appears directly relevant to the company’s current magnet-recycling process and provides a strong foundation for the IP position (University of Houston, 2021; REEcycle correspondence, 2026).

Based on the University of Houston license reviewed, the two core licensed U.S. patents are: (i) U.S. Patent No. 10,196,709, ‘Systems for Recovering Rare Earth Elements’, issued 5 February 2019; and (ii) U.S. Patent No. 10,577,677, ‘Process for the Recovery of Rare Earth Metals from Permanent Magnets’, issued 3 March 2020. The license grants Rare Resource Recycling Inc. dba REEcycle Inc. an exclusive, worldwide license under those patent rights in the field of rare

JLM Advisory | Dr John Mair	Page 10 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

earth element recovery, reclamation and recycling, for a term ending on expiry or abandonment of the last-to-expire licensed patent right (University of Houston, 2021). USPTO maintenance-fee records reviewed show the 3.5-year maintenance fees paid for both patents; the 7.5-year window for U.S. Patent No. 10,196,709 is open with payment due by 5 February 2027, while the 7.5-year window for U.S. Patent No. 10,577,677 opens on 3 March 2027 (USPTO, 2026a; USPTO, 2026b).

From the process description disclosed in the data-room materials, the patented technology appears to cover rare earth recovery from permanent magnets and related systems, with REEcycle’s current implementation supported by additional proprietary operating know-how. The recovery and purity note describes a multi-step process involving leaching, filtration, rinsing, optional magnetic separation, drying and calcination, with a conservative recovery framework and third-party analytical support for product purity (REEcycle Holdings, 2025a). REEcycle has confirmed that improvement IP is owned by REEcycle through employee and contractor IP assignments and DRA IP-assignment provisions, including Sections 7.7 and 7.8 of the DRA agreement; REEcycle has also indicated that no separate IP or license consideration has currently been identified for planned expansion into additional feedstocks or primary REE concentrate processing, although this should continue to be evaluated as development progresses (DRA Global, 2025a; REEcycle correspondence, 2026).

6.2 University of Houston License

REEcycle holds an exclusive worldwide license to the University of Houston patent rights underpinning the core recycling process. The license field of use is rare earth element recovery, reclamation and recycling; sublicensing is permitted subject to the license terms; and the agreement remains in effect until expiration or abandonment of the last-to-expire licensed patent right. The license economics include a 3.5% royalty on net sales less magnet acquisition costs, minimum annual royalties, an upfront fee, reimbursement of patent expenses and a share of certain non-royalty sublicense consideration (University of Houston, 2021).

The first and second license amendments provide important commercial and transaction context. The first amendment, dated 29 July 2025, acknowledged prior assignments/change-of-control arrangements, extended the license to affiliate REEcycle Holdings, updated milestones and confirmed no default or breach as of that amendment. The second amendment, signed by UH on 16 April 2026 and by REEcycle on 29 April 2026, updated milestones to require feasibility study completion by 31 December 2026, demonstration facility operation by 30 September 2026 and commencement of permanent-facility construction and commercial production of at least 50 MT MREO per year within 18 months of feasibility study completion, with a stated outside deadline of 30 June 2028. UH also confirmed no default/breach and no present termination right (University of Houston, 2025; University of Houston, 2026a).

6.3 Proprietary Technology: Drive Disassembly Machine (DDM)

In addition to the licensed core process patents, REEcycle has developed proprietary know-how and trade-secret protected technology in the form of its Drive Disassembly Machine (DDM) platform. The DDM is a 4th-generation automated hard disk drive disassembly system capable of processing in excess of 25,000 HDDs per month per installed unit, directly extracting NdFeB magnets for processing. REEcycle’s trade-secret policy specifically identifies the DDM and REE extraction/processing materials as protected trade secrets, including equipment diagrams,

JLM Advisory | Dr John Mair	Page 11 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

schematics, system architecture, engineering designs, operating specifications and performance benchmarks (REEcycle Holdings, 2026d).

The DDM is strategically important beyond its IP value as a standalone asset. It creates a proprietary, low-cost feedstock acquisition channel that competitors cannot easily replicate, establishing a captive magnet supply pipeline directly from data center and enterprise HDD retirement streams. A pilot project was successfully completed in Q4 2025 with a large, unnamed data center operator. Each installed DDM can provide REEcycle with approximately 6 tonnes of raw magnet annually (REEcycle Holdings, 2026a).

REEcycle has confirmed that the DDM is protected as trade secret / know-how. No DDM patent or patent-pending status has been identified in the materials reviewed; this is consistent with the company’s trade-secret policy, which expressly covers DDM equipment designs, schematics, system architecture, operating specifications and performance benchmarks (REEcycle Holdings, 2026d; REEcycle correspondence, 2026).

6.4 IP Risk Assessment

Risk-rating methodology: The risk ratings in this Report are qualitative and reflect the Adviser’s assessment of the combined likelihood and potential impact of each risk on REEcycle’s ability to commercialize its technology and execute the business proposal. Low indicates a risk that is not expected to materially affect commercialization based on the information reviewed. Medium indicates a credible risk that requires active management, further confirmation, or successful execution, but is not currently assessed as a fundamental impediment to the technology or business plan. High indicates a risk that could materially impair commercialization if not resolved or mitigated.

Applying this methodology, the IP risk profile is assessed as follows:

Risk Category	Assessment	Commentary
Freedom to Operate	Medium	Medium reflects the absence of a separate REEcycle FTO opinion rather than an identified blocking issue. UH performed FTO analysis in connection with the patent applications, but REEcycle has not performed a separate FTO analysis and does not have access to UH records. This Report is not a legal FTO opinion.
Patent Validity	Medium	Medium reflects the need for patent-counsel confirmation of claim breadth and enforceability rather than a current validity concern. Two core U.S. patents have been granted and licensed from UH, and REEcycle confirms the claims cover the current commercial process.
Enforceability	Medium	Medium reflects normal legal enforcement uncertainty for process patents. The patents are U.S.-granted in a specialized process field, but enforceability depends on claim breadth and the facts of any potential infringement scenario.

JLM Advisory | Dr John Mair	Page 12 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

Competitive IP	Low to Medium	Limited competing IP in the specific hydrometallurgical magnet recycling space in the U.S. at commercial scale.
Expiry Risk	Low (near term)	Maintenance fees paid to date. U.S. Patent No. 10,196,709 has an open 7.5-year fee window due by 5 February 2027; U.S. Patent No. 10,577,677 next opens on 3 March 2027.
DDM IP	Trade secret / know-how	REEcycle confirms DDM is trade-secret protected. No DDM patent or patent-pending status has been identified in the materials reviewed.

Source: University of Houston license and amendment documents, UH Project Star consent letter, REEcycle trade-secret policy and REEcycle management materials; final legal conclusions remain subject to counsel review.

7. Technical Capabilities Assessment

7.1 Process Description

7.1.1 Feedstock Preparation: Demagnetization and Size Reduction

End-of-life NdFeB magnets are first demagnetized. The preferred method described by REEcycle is hydrogen decrepitation, a well-established technique in the rare earth magnet industry in which exposure to hydrogen gas causes the magnet alloy to absorb hydrogen and spontaneously disintegrate into a powder. This process simultaneously demagnetizes the material and reduces it to a fine particle size suitable for the subsequent chemical extraction stage, without requiring energy-intensive mechanical crushing. The nickel plating that coats most NdFeB magnets is removed via a mechanically abrasive process prior to extraction, preventing contamination of the final product. This step is technically important because the relatively small mass of nickel and associated coating materials must be cleanly separated to avoid compromising the purity of the rare earth oxide output (Alcaraz et al., 2025; REEcycle Holdings, 2026a).

7.1.2 Chemical Extraction: Proprietary Solvent System

The size-reduced magnet powder is placed into REEcycle’s proprietary solvent/reagent system, where rare earth elements are selectively dissolved and crystallized while iron and boron are separated into non-REE output streams. Data-room materials describe leaching using formic acid and water at approximately 95°C for three hours, followed by filtration, rinsing, optional magnetic separation, drying and calcination. This confirms that the leach step is low temperature and low pressure, while the broader process also includes a high-temperature calcination step (REEcycle Holdings, 2025a).

The process therefore should be characterised as a relatively mild hydrometallurgical leach followed by conventional downstream solids handling and thermal treatment, rather than as an entirely sub-100°C process. The mild leach conditions are advantageous versus aggressive acid-leach systems because they may reduce reagent intensity, pressure-vessel requirements and certain environmental burdens; however, final assessment of operating cost, emissions and waste management should be tied to DRA engineering outputs and commercial-scale environmental studies (REEcycle Holdings, 2025a; DRA Global, 2025b; REEcycle Holdings, 2025c).

The iron and boron-bearing water phase is cleaned and reused within the process circuit, minimizing disposal costs and waste generation. This closed-loop water management approach

JLM Advisory | Dr John Mair	Page 13 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

is consistent with responsible environmental stewardship and will be favorably viewed by environmental regulators in permitting processes.

7.1.3 Separation and Product Recovery: Centrifugal Extraction and Filtration

Following reaction in the proprietary solvent, the rare earth oxide fraction is recovered by centrifugal extraction and gravity-based filtration. This is a relatively conventional unit operation in hydrometallurgical processing and represents a proven, scalable approach to solid-liquid separation.

The output at this stage is a Mixed Rare Earth Oxide (MREO) containing principally Neodymium oxide (Nd2O3), Praseodymium oxide (Pr6O11), Dysprosium oxide (Dy2O3), and Terbium oxide (Tb4O7), the four rare earth elements of greatest commercial importance to the permanent magnet industry. The product is packaged as a dry oxide powder and sold to offtake customers who separate and metallize the oxides to produce new NdFeB magnet alloys.

7.1.4 Final Product Specification and Independent Verification

REEcycle’s output MREO is supported by third-party analytical work. Alta Resource Technology analyzed REEcycle sample S0019, described as mixed rare earth oxide (Pr6O11/Nd2O3), with analysis performed on 17 July 2025 and reported on 28 July 2025 using ICP-MS and ICP-OES. Alta reported total rare earth content of 97.3 wt% and impurities of 2.7 wt%, and concluded that the material was suitable feedstock for Alta’s rare earth separation process and offered strong scale-up potential (Alta Resource Technology, 2025).

●	Neodymium (Nd2O3) as the dominant component

●	Praseodymium (Pr6O11) as the secondary major component

●	Dysprosium (Dy2O3) present at approximately 2.3%

●	Terbium (Tb4O7) present in minor quantities

The company states that product purity exceeds third-party customer requirements. In addition to the Alta mREO product analysis, Galbraith Laboratories performed independent assays of NdFeB magnet/feedstock samples using GLI Procedure ME-70. Report 159975, dated 4 April 2025, analyzed ‘NdFeb Sample 1’ and reported Dy, Nd, Pr and Tb values of 2.31%, 27.9%, 4.51% and 0.334%, respectively. Report 161346, dated 26 June 2025, analyzed a ‘Hitachi’ sample and reported Dy, Nd, Pr and Tb values of 0.0876%, 23.7%, 7.09% and <0.0070%, respectively (Galbraith Laboratories, 2025a; Galbraith Laboratories, 2025b). Together, the Alta and Galbraith results provide third-party analytical support across product and feedstock/magnet samples; REEcycle has also confirmed that Solvay, Alta and Galbraith results are included in the company’s Magnet and Oxide Tests worksheet (REEcycle correspondence, 2026).

On that basis, the Adviser considers the product-verification position supportable when framed as high-purity mREO supported by Alta product analysis and broader third-party assay work on magnet/feedstock samples, with additional laboratory results identified by REEcycle management.

JLM Advisory | Dr John Mair	Page 14 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

7.2 Process Economics

REEcycle’s investor materials present a compelling economic model, summarized below (REEcycle Holdings, 2026a). The Adviser notes that these figures are management estimates and have not been independently audited, but the underlying assumptions are technically consistent with the process description and are considered reasonable:

Parameter	Trough Pricing	Long-Term Pricing
REE content of NdFeB magnets	30%	30%
REEcycle recovery efficiency	92%	92%
Market price: end-of-life NdFeB magnets	US$6/kg	US$8/kg
Freight, solvent, processing & other	US$7/kg	US$7/kg
University of Houston licensing fee	US$1/kg	US$2/kg
Total input costs	US$13/kg feed	US$15/kg feed
Kg NdFeB magnets per kg REE oxide	3.62 kg	3.62 kg
Total cost to produce 1 kg oxide	US$48/kg	US$56/kg
Value of 1 kg REE oxides	US$81/kg	US$119/kg
REEcycle selling price (17.5% downstream discount)	US$67/kg	US$98/kg
Gross profit per kg REE oxides	US$19/kg	US$42/kg
Gross margin	24%	43%

Source: REEcycle management materials; figures are management estimates and have not been independently audited.

The margin profile is robust across both pricing scenarios, with the trough-pricing case (US$19/kg gross profit, 24% gross margin) still representing a commercially viable business. At long-term pricing, the gross margin of 43% is highly attractive and consistent with the economics of other premium secondary metal recycling businesses. The Adviser notes that approximately 50% of the company’s MREO output is estimated to be heavy rare earths (primarily dysprosium and terbium), for which pricing is driven by strategic customer willingness to pay to secure supply rather than by quoted spot markets. This implies further upside to the long-term pricing scenario.

7.3 Technology Readiness Level

On the standard Technology Readiness Level (TRL) scale of 1 to 9, the Adviser assesses REEcycle’s core recycling technology at TRL 6 to 7, reflecting the following:

●	TRL 4-5 completed: Proof of concept demonstrated in laboratory; technology validated at bench scale with real feedstock.

JLM Advisory | Dr John Mair	Page 15 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

●	TRL 6: System/subsystem model or prototype demonstration in a relevant environment. REEcycle’s demonstration plant, currently being commissioned at an Oklahoma co-location site (Q2/Q3 2026), constitutes the TRL 6 milestone.

●	TRL 7: System prototype demonstration in an operational environment. The expanded demonstration plant, designed to function as a small-scale commercial facility producing 6-8 tpa of REE, is intended to achieve TRL 7 validation.

●	TRL 8-9 (target): The first commercial plant (100 tpa production, targeted 2027) constitutes the TRL 8-9 transition.

This TRL profile is appropriate and credible for a company at this stage of development. The transition from TRL 6 to TRL 8 is the most critical engineering and capital risk step, and this is precisely what the DRA Feasibility Study Update, demonstration plant engineering package and Simulus bench-scale testwork program are designed to de-risk. The Simulus document reviewed is a bench-scale testwork proposal/scope, not a final results report; final TRL confirmation should therefore remain subject to completed testwork, commissioning and consultant review (DRA Global, 2025a; DRA Global, 2025b; Simulus Laboratories, 2025).

7.4 Drive Disassembly Machine: Near-Term Strategic Significance

The DDM deserves specific technical assessment as it is central to REEcycle’s near-term commercial viability and its ability to demonstrate reliable feedstock economics prior to scaling.

Each 4th-generation DDM unit can process in excess of 25,000 HDDs per month, yielding approximately 6 tonnes of raw NdFeB magnet per year per installed unit. REEcycle’s revenue model for the DDM is based on monthly minimum processing volumes or equivalent lease arrangements, allowing for rapid capital recovery. The data center sector generates approximately 1,600 tonnes of HDD magnet material annually across the U.S., representing a large, geographically distributed, but structurally consistent and growing feedstock stream.

The DDM pilot completed in Q4 2025 with a large (confidential) data center operator is a significant near-term milestone. It validates both the technical performance of the machine and the commercial appetite of a major potential DDM customer. The DDM commercialization pathway, with multiple units deployed at data center partners to create a distributed magnet collection network, mirrors successful models in other secondary metal recycling businesses, notably auto catalyst recycling, which uses distributed collection infrastructure feeding centralized processing facilities. The pathway is technically and commercially sound, subject to confirmation of the underlying customer/pilot documentation in the data room (REEcycle Holdings, 2026a).

7.5 Scalability Assessment

REEcycle’s modular plant design philosophy is the cornerstone of the company’s scale-up strategy and is assessed to be technically appropriate and commercially efficient based on the materials reviewed. The DRA feasibility-study proposal describes a full-scale modular facility designed to recover Nd, Pr and Dy primarily from end-of-life NdFeB magnets, with DRA’s scope including process design criteria, process simulation, heat and material balances, PFDs, P&IDs, equipment lists, data sheets, cost estimates and a study report (DRA Global, 2025b).

The commercial plant capital cost is estimated at approximately US$40 million per plant, targeting 100+ tpa of REE oxide production. The company’s stated business plan involves deployment of 3 to 4 commercial plants in the U.S., followed by expansion into the EU and other strategically motivated markets. At five commercial plants, the implied aggregate NAV at an 8% discount rate

JLM Advisory | Dr John Mair	Page 16 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

is approximately US$1.5 billion (US$300 to $400 million per plant), based on management estimates (REEcycle Holdings, 2026a).

The DRA Global engineering work is a significant de-risking item. Data-room materials include both executed professional-services terms and a feasibility-study proposal dated 6 August 2025, with a stated commencement date of 6 August 2025, completion date of 15 December 2025 and contract value of US$533,931.38. The DRA proposal contemplates feasibility-study-level deliverables including AACE Class 2 capital and operating cost estimates, but the final completed DRA report or final capex model was not included in the source pack reviewed. The report should therefore cite the DRA engagement and scope, while treating commercial capex outputs as management estimates until the final DRA estimate is provided (DRA Global, 2025a; DRA Global, 2025b).

7.6 Process Benchmarking: REEcycle vs. Conventional REE Mining

The contrast between REEcycle’s process and conventional primary REE mining and processing is material and strategically important:

Attribute	REEcycle Recycling	Primary REE Mining
Time to production	18 months to commission	10+ years from discovery to production
Capital intensity	~US$40M per commercial plant	Hundreds of millions to billions USD
Environmental footprint	Minimal: low waste, water reuse	Significant: tailings, radioactive byproducts
Radioactive byproducts	None	Present in many REE deposit types (Th, U)
Feedstock supply	Growing, distributed, domestically available	Geologically constrained, geopolitically concentrated
Regulatory pathway	Industrial processing: established framework	Complex permitting, often decade-scale
Government funding access	Awarded US$6.5M+; further funding probable	Eligible but longer-horizon returns
Carbon footprint	Very low: low temperature, low pressure	High: extraction, comminution, processing

Source: REEcycle management materials and public REE supply-chain / recycling sources cited in Section 12.

In virtually every operational and commercial dimension, REEcycle’s process compares favorably to conventional primary REE production. Recycling is demonstrably the fastest, lowest-risk, and most environmentally responsible pathway to new domestic rare earth supply, and the U.S. government’s funding priorities increasingly reflect this policy direction (U.S. Department of War, 2024).

JLM Advisory | Dr John Mair	Page 17 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

8. Value Chain Integration and Commercial Opportunity

8.1 Current Positioning

REEcycle currently operates at the secondary supply / recycling node of the rare earth value chain, recovering REE oxides from end-of-life NdFeB magnets and supplying Mixed Rare Earth Oxide to downstream customers who perform final separation, metallization, and magnet manufacturing. This positioning is commercially sensible for the near term: it leverages a proven process, requires a single capital deployment step, and addresses a clearly defined market need (REEcycle Holdings, 2026a).

REEcycle has reported strong inbound commercial interest from multiple U.S. and European rare earth refiners seeking long-term partnerships on separation and marketing of the company’s oxide output, noting that scarcity of REE feedstock is driving favorable commercial terms for the supplier. This is consistent with the broader supply deficit thesis and reflects REEcycle’s first-mover positioning in the North American magnet recycling space (REEcycle Holdings, 2026a).

On the feedstock procurement side, the company has demonstrated disciplined price management, acquiring feedstock at or below the target price of US$6 to $8 per kilogram across four quarters through 2025, with cumulative feedstock volumes growing from approximately 1,000 kg in Q1 2025 to approximately 12,000 kg by Q4 2025 to date. This demonstrates the company’s ability to source material at commercially viable prices at small scale, ahead of the volume ramp that the demonstration and commercial plants will require (REEcycle Holdings, 2026a).

8.2 The Strategic Expansion Opportunity: REE Concentrate Processing

The most significant strategic value creation opportunity identified in this assessment is the potential expansion of REEcycle’s technology platform to process rare earth concentrates from primary mine production, not just end-of-life magnets.

This opportunity arises from a fundamental observation: the core of REEcycle’s proprietary process is a hydrometallurgical separation and extraction system. The current feed material is end-of-life NdFeB magnet powder, a relatively clean, chemically consistent input that is rich in Nd, Pr, Dy, and Tb. Primary REE concentrates from mining operations contain a broader suite of rare earth elements and typically require more complex dissolution and separation chemistry. However, the fundamental unit operations, including dissolution in an acid or solvent system, selective precipitation or solvent extraction of REE fractions, and recovery of separated products, are conceptually analogous to what REEcycle already does.

The Adviser’s view is that adaptation of REEcycle’s technology for primary concentrate processing is technically credible and commercially logical as a potential evolution of the platform, while remaining subject to additional testwork, feed-specific flowsheet development and FTO/legal review. The required development work would involve: (i) modification of the solvent/reagent system to accommodate a broader and more complex REE input chemistry; (ii) additional separation stages to achieve the element-level separation required for separated oxide production; and (iii) process optimization for different feedstock compositions from different mine sources.

The strategic rationale for this expansion is compelling. The U.S. currently has limited meaningful domestic REE separation capacity at commercial scale, based on public-source materials reviewed. The Mountain Pass operation exports concentrate for Chinese separation. This is the structural gap that U.S. government policy is urgently seeking to close, and it is a gap that REEcycle, with its existing hydrometallurgical expertise, IP platform, government relationships,

JLM Advisory | Dr John Mair	Page 18 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

and operational infrastructure, is well positioned to assess. A REEcycle that can process both secondary (recycled) and primary (mined) REE feedstocks would be a fundamentally more valuable business and a much larger contributor to U.S. supply-chain security than a pure magnet recycler.

The Adviser recommends that this expansion capability be identified as a priority strategic development pathway and that REEcycle engage early with domestic REE producers (including MP Materials), DOE and applicable Department of War / industrial-base agencies to establish the framework for a collaborative or funded development program to assess this capability (U.S. Department of War, 2024; REEcycle Holdings, 2026a).

8.3 Feedstock Security and Supply Chain

Feedstock availability and cost are the primary commercial variables in REEcycle’s business model, and the company has pursued a multi-pronged feedstock strategy that significantly reduces supply risk (REEcycle Holdings, 2026a):

●	DDM platform: proprietary, captive HDD magnet extraction from data center partners. Each installed unit yields approximately 6 tonnes per year of magnet. Pilot completed Q4 2025; commercialization targeted 2026.

●	Wind turbine operators: approaching decommissioning of early wind farms at scale. REEcycle is positioned as a preferred counterparty for responsible REE recovery from decommissioned turbines. This is the highest-volume long-term growth channel.

●	MRI machine retirement: approximately 3,000 tonnes per year of magnet material in the U.S.; large unit magnets (approximately 3 tonnes each) with straightforward disassembly and a relatively small number of institutional operators.

●	Magnet swarf: consistent, high-quality industrial waste stream from magnet manufacturers seeking responsible disposal solutions.

●	Aggregator partnerships: REEcycle is evaluating agreements with both global and U.S.-based partners for the collection, disassembly, and supply of end-of-life magnets.

Management states that REEcycle has received inbound interest from multiple Western REE magnet producers and separators, which is consistent with broader market demand for non-China REE supply (REEcycle Holdings, 2026a; McKinsey & Company, 2025).

8.4 Offtake and Market Pathways

REEcycle’s MREO output is sold to rare earth refiners and downstream consumers, principally entities that separate the mixed oxide into individual REE fractions and produce magnet alloys. The company has reported strong interest from multiple U.S. and European-based rare earth refiners seeking long-term partnership arrangements, reflecting the structural scarcity of magnet-quality REE oxide supply in the Western market (REEcycle Holdings, 2026a).

The heavy rare earth fraction of REEcycle’s output, principally dysprosium and terbium, is of particularly strategic value. These elements are critical for high-temperature magnet applications (wind turbines, industrial motors, defense systems) and are subject to extreme supply concentration in China. Offtake pricing for heavy REEs is described by management as driven by what customers are willing to pay to secure supply, rather than by publicly quoted prices, reflecting the premium that strategic buyers will pay for supply security. This provides material upside to the stated margin assumptions in the base-case economics (REEcycle Holdings, 2026a; McKinsey & Company, 2025).

JLM Advisory | Dr John Mair	Page 19 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

8.5 Competitive Landscape

The North American REE recycling landscape is assessed as follows:

Company	Approach	High Product Value	Low Hazardous Waste	Env. Friendly	Low Capex	Scalable Modular	Status
REEcycle	Magnet to Oxides	Yes	Yes	Yes	Yes	Yes	Demo plant commissioning Q2/Q3 2026
Cyclic Materials	Magnet to Oxides	Yes	No	No	No	No	Hub100 plant opened Kingston, Ontario 2024
Re-Element Technologies	Mixed E-Waste to Oxides	Yes	No	No	No	No	Early stage
Noveon Magnetics	Magnet to Magnet	Yes	Yes	No	No	No	Different approach: magnet recycling without oxide step
MP Materials	Mining & Processing	Yes	No	No	No	No	Operational: primary production at Mountain Pass
Phoenix Tailings	Mine Waste Recovery	Yes	No	No	No	No	Early stage

Source: Available public information, company materials and REEcycle management materials. Competitor attributes should be re-checked prior to final filing use.

Based on materials reviewed, REEcycle appears to be one of the only identified North American magnet-to-oxide recycling platforms that combines high product value, low hazardous waste generation, environmental positioning, low capital intensity and modular scalability. This combination is a meaningful potential competitive differentiator. The nearest public comparator identified for market context is Cyclic Materials, which has announced a Kingston, Ontario hub and recent funding rounds, although valuation and competitive positioning should be refreshed before final filing use (Cyclic Materials, 2025; Cyclic Materials, 2026).

JLM Advisory | Dr John Mair	Page 20 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

9. Capital Requirements and Development Pathway

9.1 Current Stage and Funding

REEcycle is currently transitioning from advanced laboratory/pilot-scale development into demonstration-scale operations. The demonstration plant is being relocated from Houston to Oklahoma and commissioned at a co-location site alongside an existing downstream precious metals processing facility, a pragmatic approach that leverages existing infrastructure, permitting, and utilities to reduce commissioning capital and timeline (REEcycle Holdings, 2026a).

To date, the company has funded its development principally through non-dilutive government awards (US$6.5 million cumulative), supplemented by equity investment led by Chairman Mick McMullen as lead investor. The detailed equity funding history and current balance sheet position are subject to confirmation in the data room (REEcycle Holdings, 2026a).

9.2 Near-Term Development Milestones

Milestone	Target Date	Description
Demonstration Plant Commissioning	Q2/Q3 2026	Plant relocated from Houston to Oklahoma co-location site. Produces 6-8 tpa REE. Validates commercial-scale operations.
DRA Global Engineering Study	Commenced Aug 2025; final status to be confirmed	DRA engaged for Feasibility Study Update with process design, PFD/P&ID, MEL, capex/opex estimate and study-report deliverables. Final completed report/cost model to be provided or confirmed.
DDM Commercialisation	2026	Following successful Q4 2025 pilot with large data center partner. Multiple DDM units deployed to create distributed feedstock network.
Feedstock and Offtake Agreements	2026	Finalise commercial arrangements with both collection/supply partners and offtake customers for demonstration plant output.
First Commercial Plant	2027 / subject to FEED, funding and final capex confirmation	First commercial plant targeting c.100 tpa production per management plan. Timing remains subject to final engineering, feedstock/offtake arrangements, permits, financing and DRA/cost-model confirmation.
Multi-Plant U.S. Expansion	2027-2030	3-4 commercial plants in U.S., sited to optimize feedstock logistics vs capital cost.
International Expansion	2029+	EU and other strategic markets applying standard plant design globally.

Source: REEcycle management materials; DRA Global executed terms and feasibility-study proposal. Commercial economics are presented as management-estimate context and are not independently modelled as part of this technical assessment.

JLM Advisory | Dr John Mair	Page 21 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

9.3 Capital Requirements

The estimated capital requirement for the first commercial plant remains approximately US$40 million per plant per management materials. The DRA feasibility-study proposal supports the existence of a formal engineering and cost-estimation workstream, including AACE Class 2 capital and operating cost estimate deliverables. For the purpose of this technical report, the US$40 million figure is treated as management-estimate context rather than an independently verified financial-model output (REEcycle Holdings, 2026a; DRA Global, 2025b).

The economics of each commercial plant are potentially attractive on management’s stated assumptions: at five commercial plants, the aggregate NAV at an 8% discount rate is approximately US$1.5 billion, implying a NAV per plant of US$300 to US$400 million against an indicative plant capital cost of approximately US$40 million. These economics are useful for framing the scale of the opportunity, but are not central to the technical opinion and remain management estimates rather than independently modelled financial conclusions (REEcycle Holdings, 2026a).

No further financial-model support is required for this technical report provided the economics remain presented as management-estimate context rather than independently verified valuation conclusions.

9.4 Development Timeline

The 18-month commissioning timeline from investment decision to operating plant is a strategically critical differentiator. By comparison, primary REE mine development requires a decade or more. This timeline compression means REEcycle can respond to market demand with an agility that no primary mining project can match, if achieved, representing a significant advantage in an environment where government and industrial customers are urgently seeking domestic supply (REEcycle Holdings, 2026a).

10. Risk Assessment

10.1 Technical Risk

The primary technical risks are concentrated in the scale-up transition from demonstration to commercial plant, which is the critical engineering step for any hydrometallurgical processing business:

●	Process consistency at commercial scale: The proprietary solvent system’s behavior at significantly larger reactor volumes must be validated. The demonstration plant (6-8 tpa) is specifically designed to de-risk this before commercial plant capital is committed. Assessment: Medium risk, actively being mitigated.

●	Feedstock variability: Different magnet sources (wind turbines, HDDs, MRI machines) will have different magnet grades and coating compositions. The process must handle this variability without significant yield deterioration. Assessment: Low to medium risk because the process chemistry is relatively robust to REE composition variability, but this requires demonstration at scale.

●	Product quality consistency: Maintaining MREO purity above customer thresholds across all feedstock sources is critical. Reviewed third-party analytical data and QA/QC materials are encouraging. Assessment: Low risk at current scale; medium risk at commercial scale pending further commissioning and operating data.

JLM Advisory | Dr John Mair	Page 22 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

10.2 Feedstock and Commercial Risk

●	Feedstock cost escalation: The competitive landscape for end-of-life NdFeB magnets will intensify as more recyclers enter the market. REEcycle’s DDM platform and preferred partner relationships with large magnet generators provide meaningful cost and supply security, but are not absolute protection against feedstock price inflation. Assessment: Medium risk, partially mitigated.

●	Offtake pricing: REE oxide prices, particularly for light REEs (Nd, Pr), are subject to cyclical volatility. The business model remains viable at trough pricing (24% gross margin), but operators should monitor commodity price assumptions in financial projections. Assessment: Low to medium risk.

●	Key customer concentration: In early operations, offtake may be concentrated in a small number of customers. This will naturally diversify as volumes grow. Assessment: Medium risk in the near term.

10.3 Regulatory and Environmental Risk

REEcycle’s process appears materially lower-impact than primary REE mining and processing, particularly because it does not involve mining disturbance, tailings generation or radioactive mineral byproducts. However, data-room materials for commercial-scale operation identify material process inputs and emissions/waste streams, including hydrogen, water, formic acid, nitrogen, carbon monoxide and carbon dioxide. The environmental case should therefore be framed as lower-impact and more controllable than primary mining, rather than as having minimal emissions across all scales. The demonstration plant at Duncan, Oklahoma appears to benefit from co-location with an existing permitted industrial facility, with projected emissions below the Oklahoma DEQ 5 tpy modification threshold and effluent hauled offsite for third-party treatment (REEcycle Holdings, 2025c; REEcycle Holdings, 2026e).

10.4 Intellectual Property Risk

As noted in Section 6, the IP risk profile is assessed as low to medium overall. The University of Houston license terms reviewed provide a strong foundation for the core magnet-recycling process. REEcycle has confirmed that University of Houston performed FTO analysis in connection with the patent applications, but REEcycle has not performed a separate FTO analysis and does not have access to the University of Houston FTO records. Freedom to operate in adjacent process domains, particularly if REEcycle pursues primary concentrate processing, should continue to be assessed as that strategy develops.

10.5 Execution and Management Risk

The management team has demonstrated the ability to navigate the company to its current stage with limited dilutive capital, while securing meaningful non-dilutive government funding and advancing multiple technical workstreams in parallel. The team has relevant mining, processing, capital markets, and legal capability. Key-person risk exists in the technical domain (Dr Samarasekere as the core process inventor), though the chemistry is now embodied in patents and is sufficiently well-documented to be operationally reproducible.

JLM Advisory | Dr John Mair	Page 23 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

11. Technical Opinion and Conclusions

11.1 Summary Technical Opinion

Based on the information reviewed and the assessment conducted in accordance with the scope described in this Report, the Adviser forms the following technical opinion:

REEcycle’s technology platform is technically credible, commercially differentiated, and strategically positioned at the intersection of two of the most powerful structural trends in global critical minerals markets: the accelerating decommissioning of first-generation wind energy infrastructure and the urgent policy-driven requirement for domestic U.S. rare earth processing capacity.

The core process, developed at the University of Houston, protected by two U.S.-granted patents and exclusively licensed to REEcycle on a worldwide basis within the relevant field of use, is technically sound based on the documents reviewed. It operates on established hydrometallurgical principles adapted for end-of-life NdFeB magnet feedstocks, with additional proprietary know-how and trade-secret protected DDM/feedstock technology supporting the broader platform (University of Houston, 2021; REEcycle Holdings, 2026d).

The REEcycle process compares favorably in every material dimension to conventional primary REE mining: it is faster, cheaper, less capital intensive, less environmentally burdensome, and produces no radioactive byproducts. The 18-month commissioning timeline to production, versus a decade or more for primary mines, is both a commercial and strategic advantage, given the urgency of U.S. domestic REE supply security.

The Circular Economy model underpinning REEcycle’s business, recovering and regenerating rare earth materials from end-of-life permanent magnets, is not only commercially sound but is increasingly mandated by regulatory and ESG-driven procurement requirements across the wind energy, data center, and industrial sectors. As the decommissioning of early wind farms accelerates through the late 2020s and into the 2030s, REEcycle will be well-positioned as the domestic counterparty of choice for responsible rare earth material recovery from turbine operators.

The expansion of REEcycle’s technology platform into the processing of primary rare earth concentrates from domestic mine production represents the most significant additional value creation opportunity identified in this assessment. This expansion would address the single most critical gap in the U.S. rare earth value chain, particularly the complete absence of domestic separation and refining infrastructure, and would materially increase REEcycle’s strategic value, addressable market, and government funding access.

11.2 Recommendations

●	Advance REEcycle’s transaction and listing process with confidence, while preserving appropriate legal and technical caveats. The Adviser’s assessment is that the intellectual property position, comprising two U.S.-granted University of Houston patents, an exclusive worldwide license in the relevant field of use, license amendments confirming current milestones/no default, a UH consent letter for the Project Star / HCAC transaction, USPTO maintenance records and REEcycle management confirmation on commercial-process coverage and DDM trade-secret protection, is a material strength and fit for purpose as the foundation of a commercial rare earth recycling business. This remains subject to the standard limitation that this Report is not a legal FTO opinion (University of Houston, 2021; University of Houston, 2025; University of Houston, 2026a;

JLM Advisory | Dr John Mair	Page 24 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

University of Houston, 2026b; USPTO, 2026a; USPTO, 2026b; REEcycle correspondence, 2026).

●	Use the commissioning of the demonstration plant (Q2/Q3 2026) as a value-crystallization event. The Duncan, Oklahoma demo plant is supported by site-selection and EHS materials describing co-location with PGM Processing’s permitted industrial facility, projected emissions below the Oklahoma DEQ 5 tpy modification threshold, no expected new construction permit requirement and offsite effluent treatment. Independent verification of plant performance at commissioning will further strengthen the disclosure position and provide a credentialled basis for the commercial plant capital raise (REEcycle Holdings, 2026e).

●	Prioritize wind turbine operator feedstock partnerships as the highest-priority commercial development activity. The decommissioning of first-generation wind farms is a near-term, quantifiable trend with increasingly visible timelines. Wind farm operators are actively seeking credible, U.S.-domestic counterparties for responsible rare earth recovery from retired assets, and REEcycle appears well positioned to compete for that role. Securing one or more anchor wind feedstock agreements in the near term would substantially de-risk the commercial plant business case, underpin long-term revenue visibility, and be highly compelling to public market investors in the context of the listing process (WindEurope, 2025; Vattenfall, 2024; REEcycle Holdings, 2026a).

●	Position the expansion into primary REE concentrate processing as a potential strategic development pathway, rather than as a current operating capability. The rationale is technically logical and commercially relevant, but the report should continue to caveat that additional testwork, process optimization, FTO/legal review and capital assessment would be required. The Adviser recommends that REEcycle assess this pathway in early dialogue with DOE and applicable Department of War / industrial-base agencies, as it is likely to be a materially stronger strategic story than magnet recycling alone.

●	Accelerate the formalization of offtake discussions and use existing commercial interest as supporting evidence for the capital raise. REEcycle’s investor materials report strong inbound interest from U.S. and European rare earth refiners seeking long-term supply partnerships, reflecting the structural scarcity of magnet-grade REE oxide in the Western market. Converting this interest into binding heads of agreement or offtake term sheets ahead of first commercial plant construction will materially strengthen the investment case, provide price discovery for the MREO product, and demonstrate market validation that complements the technical assessment set out in this Report. The DDM commercialization program, already pilot-proven with a major data center operator, should be prioritized in parallel as it provides the most capital-efficient near-term feedstock security mechanism available to the business.

JLM Advisory | Dr John Mair	Page 25 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

12. References

Note: References are organized into data-room/internal materials reviewed, external sources cited and database/comparative sources. Confidential company, University of Houston, DRA, Simulus, laboratory and management materials are cited where they support company, patent/license, process, engineering, cost, feedstock or development-plan information. Commercial/economic items are presented as management-estimate context for this technical assessment rather than independently verified financial-model outputs.

12.1 Data-Room and Internal Materials Reviewed

DRA Global. (2025a). Professional services terms for REEcycle Project Feasibility Study Update. Proposal reference TUSEBR9599(2), executed 2025. Confidential data-room document.

DRA Global. (2025b). REEcycle Project Feasibility Study proposal. 6 August 2025. Confidential data-room document.

DRA Global. (2025c). REEcycle demonstration plant and commercial Phase 1 process-flow / P&ID drawing packs. Revisions A / A.02. Confidential data-room documents.

DRA Global. (2025d). REEcycle provisional master equipment list. Rev A, 1 October 2025. Confidential data-room document.

Alta Resource Technology. (2025). Elemental Screening Analysis Report for Feedstock, REECycle, Mixed Rare Earth Oxide (mREO), S0019. Report dated 28 July 2025. Third-party laboratory report provided by REEcycle.

Galbraith Laboratories. (2025a). Laboratory Report No. 159975, NdFeb Sample 1, Lab ID 2025-V-6536. Report dated 4 April 2025. Third-party laboratory report provided by REEcycle.

Galbraith Laboratories. (2025b). Laboratory Report No. 161346, Hitachi, Lab ID 2025-W-0654. Report dated 26 June 2025. Third-party laboratory report provided by REEcycle.

REEcycle Holdings, Inc. (2025a). Recovery and purities technical note. 27 October 2025. Confidential data-room document.

REEcycle Holdings, Inc. (2025b). Product standards and QA/QC note with laboratory testwork RFP. 27 October 2025. Confidential data-room document.

REEcycle Holdings, Inc. (2025c). Commercial-scale waste management and emissions note. 27 October 2025. Confidential data-room document.

REEcycle Holdings, Inc. (2026a). Investor presentation / CIP model. March 2026. Confidential.

REEcycle Holdings, Inc. (2026b). Management-provided process economics, feedstock, DDM and development plan materials. Confidential.

REEcycle Holdings, Inc. (2026d). Trade secret protection policy. Effective 17 April 2026. Confidential data-room document.

REEcycle Holdings, Inc. (2026e). Duncan, Oklahoma demonstration plant site-selection and EHS summary. February 2026. Confidential data-room document.

REEcycle correspondence. (2026). Management responses to IP, DDM and laboratory verification queries. May 2026. Confidential correspondence.

Simulus Laboratories. (2025). Proposal for bench-scale testwork supporting REEcycle feasibility study. 31 October 2025. Confidential data-room document.

University of Houston. (2021). Exclusive license agreement with Rare Resource Recycling Inc. dba REEcycle Inc. Effective 9 December 2021. Confidential data-room document.

JLM Advisory | Dr John Mair	Page 26 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

University of Houston. (2025). First amendment to exclusive license agreement. 29 July 2025. Confidential data-room document.

University of Houston. (2026a). Second amendment to exclusive license agreement. Signed April 2026. Confidential data-room document.

University of Houston. (2026b). Consent letter regarding Project Star / HCAC transaction. 27 April 2026. Confidential data-room document.

12.2 Public and External References Cited

ADAMAS Intelligence. (2026). REE supply versus demand outlook (Nd-Pr). Referenced in REEcycle management materials; original publication not included in reviewed data-room materials.

Alcaraz, L., et al. (2025). Recovery of rare earths from end-of-life NdFeB permanent magnets from wind turbines. ChemSusChem, 18(10), e202402237. https://doi.org/10.1002/cssc.202402237.

Cyclic Materials. (2025). Cyclic Materials announces US$25M investment to establish Centre of Excellence for rare earth recycling in Kingston, Ontario. Business Wire, 11 June 2025. Available at: https://www.businesswire.com/news/home/20250611186175/en/ (accessed 20 May 2026).

Cyclic Materials. (2026). Cyclic Materials secures US$75M Series C funding to fast-track local and resilient rare earths supply at global scale. 23 January 2026. Available at: https://cyclicmaterials.earth/resources/cyclic-materials-secures-usd-75m-series-c-funding-to-fast-track-local-and-resilient-rare-earths-supply-at-global-scale (accessed 20 May 2026).

Fastmarkets. (2026). Offshore wind industry NdPr consumption and demand projections. Referenced in REEcycle management materials; original publication not included in reviewed data-room materials.

Foundation for American Scientists. (2025). Unpacking the DoD and MP Materials critical minerals partnership. Available at: https://fas.org/publication/unpacking-dod-and-mp-partnership/ (accessed 20 May 2026).

International Energy Agency. (2025). Recycling of Critical Minerals: Strategies to Scale Up Recycling and Urban Mining. Paris: IEA. Available at: https://www.iea.org/reports/recycling-of-critical-minerals (accessed 20 May 2026).

McKinsey & Company. (2025). Powering the energy transition’s motor: circular rare earth elements. 24 July 2025. Available at: https://www.mckinsey.com/industries/metals-and-mining/our-insights/powering-the-energy-transitions-motor-circular-rare-earth-elements (accessed 20 May 2026).

Mordor Intelligence. (2026). Rare Earth Elements Market Size & Share Analysis: Growth Trends & Forecasts. Available at: https://www.mordorintelligence.com/industry-reports/rare-earth-elements-market (accessed 20 May 2026).

MP Materials. (2025). MP Materials announces transformational public-private partnership with the Department of Defense to accelerate U.S. rare earth magnet independence. 10 July 2025. Available at: https://investors.mpmaterials.com/investor-news/news-details/2025/MP-Materials-Announces-Transformational-Public-Private-Partnership-with-the-Department-of-Defense-to-Accelerate-U-S—Rare-Earth-Magnet-Independence/default.aspx (accessed 20 May 2026).

JLM Advisory | Dr John Mair	Page 27 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

National Renewable Energy Laboratory. (2026). Wind energy materials and decommissioning analysis. Referenced in REEcycle management materials; original publication not included in reviewed data-room materials.

REEcycle Holdings, Inc. (2026c). Public website: How It Works, About and Our Product pages. Available at: https://www.reecycleinc.com (accessed 20 May 2026).

Reuters. (2025). MP Materials shares surge on mega deal with defense department to boost U.S. magnet supply. 10 July 2025. Available at: https://www.reuters.com/business/mp-materials-partners-with-department-defense-boost-us-rare-earth-magnet-supply-2025-07-10/ (accessed 20 May 2026).

U.S. Patent and Trademark Office. (2026a). Maintenance Fee Details for U.S. Patent No. 10,196,709, Systems for Recovering Rare Earth Elements. USPTO maintenance fee record provided by REEcycle.

U.S. Patent and Trademark Office. (2026b). Maintenance Fee Details for U.S. Patent No. 10,577,677, Process for the Recovery of Rare Earth Metals from Permanent Magnets. USPTO maintenance fee record provided by REEcycle.

U.S. Department of War. (2024). DOD Looks to Establish Mine-to-Magnet Supply Chain for Rare Earth Materials. 11 March 2024. Available at: https://www.war.gov/News/News-Stories/Article/Article/3700059/dod-looks-to-establish-mine-to-magnet-supply-chain-for-rare-earth-materials/ (accessed 20 May 2026).

Union of Concerned Scientists. (2021). Rare earth elements in wind turbines and supply-chain analysis. Referenced in REEcycle management materials; original publication not included in reviewed data-room materials.

Vattenfall. (2024). Vattenfall sets circular economy target for permanent magnets. 5 September 2024. Available at: https://group.vattenfall.com/press-and-media/newsroom/2024/vattenfall-sets-circular-economy-target-for-permanent-magnets/ (accessed 20 May 2026).

WindEurope. (2025). Where do wind turbine blades go when they are decommissioned? 14 November 2025. Available at: https://windeurope.org/news/where-do-wind-turbine-blades-go-when-they-are-decommissioned/ (accessed 20 May 2026).

12.3 Database and Comparative Sources

S&P Capital IQ Pro and Dealroom.co. (2025-2026). Private-company profiles and comparative valuation / funding data for Cyclic Materials, ReElement Technologies, Noveon Magnetics and Phoenix Tailings; MP Materials public market data and company filings. Database extracts to be refreshed and confirmed before final filing use.

JLM Advisory | Dr John Mair	Page 28 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

Appendices

Appendix A: Patent and IP Summary Table

Patent/IP summary based on data-room documents reviewed:

Additional confirmations received from REEcycle: maintenance fees are current per USPTO fee records; University of Houston performed FTO analysis in connection with the patent applications, although REEcycle has not performed a separate FTO review and does not have access to the University of Houston FTO records; REEcycle confirms the patent claims cover the current commercial process; improvement IP is owned by REEcycle through employee and contractor assignments and DRA IP-assignment provisions; no separate IP or license consideration has currently been identified for additional feedstocks / primary REE concentrate processing; and DDM technology is trade-secret protected (DRA Global, 2025a; USPTO, 2026a; USPTO, 2026b; REEcycle correspondence, 2026).

●	Amendments / transaction consent: 2025 and 2026 amendments update milestones and confirm no default/breach; UH Project Star consent letter dated April 2026 consents to the HCAC transaction and waives termination/change-of-control rights arising from that transaction.

●	License term: until expiration or abandonment of the last-to-expire licensed patent right; sublicensing permitted subject to license terms; royalties include 3.5% of net sales less magnet acquisition costs, minimum annual royalties and certain sublicense consideration payments.

●	U.S. Patent No. 10,577,677: ‘Process for the Recovery of Rare Earth Metals from Permanent Magnets’; issued 3 March 2020; licensed from the University of Houston to Rare Resource Recycling Inc. dba REEcycle Inc. on an exclusive, worldwide basis in the field of rare earth element recovery, reclamation and recycling.

●	U.S. Patent No. 10,196,709: ‘Systems for Recovering Rare Earth Elements’; issued 5 February 2019; licensed from the University of Houston to Rare Resource Recycling Inc. dba REEcycle Inc. on an exclusive, worldwide basis in the field of rare earth element recovery, reclamation and recycling.

Appendix B: Technology Readiness Level Framework

TRL	Description	REEcycle Status
1	Basic principles observed	Complete
2	Technology concept formulated	Complete
3	Experimental proof of concept	Complete
4	Technology validated in lab	Complete
5	Technology validated in relevant environment	Complete
6	Technology demonstrated in relevant environment	In progress: demo plant Q2/Q3 2026
7	System prototype in operational environment	Target: expanded demo plant

JLM Advisory | Dr John Mair	Page 29 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

8	System complete and qualified	Target: first commercial plant 2027
9	Actual system proven in operational environment	Target: multi-plant commercial operation

Source: TRL scale descriptions and report author assessment based on materials reviewed.

Appendix C: Comparable Company Benchmarking

Company	Process Type	Valuation (USD)	Stage	Key Notes
REEcycle	Magnet to Oxide	To be determined	Demo plant commissioning 2026	Only operator with full suite of differentiators
Cyclic Materials	Magnet to Oxide	~US$400M+	Hub100 plant open, Kingston Ontario 2024	Nearest comparator: North American magnet-to-oxide recycling
Re-Element Technologies	Mixed E-Waste to Oxide	~US$400M+	Early stage	Broader feedstock scope, less differentiated process
Noveon Magnetics	Magnet to Magnet	~US$500M+	Commercial	Different approach: solid-state recycling, higher capital
MP Materials	Mining & Processing	~US$9B	Commercial: Mountain Pass	Primary producer benchmark; valuation reflects mining asset base
Phoenix Tailings	Mine Waste Recovery	~US$500M	Early stage	Different feedstock source

Source: S&P Capital IQ Pro and Dealroom.co private-company profiles; company filings, public announcements and public market data; valuation data to be refreshed and verified before final use.

Appendix D: Glossary of Technical Terms

Term	Definition
NdFeB	Neodymium-Iron-Boron: the composition of the strongest permanent magnets commercially available, containing principally Nd, Pr, Dy, Tb, Fe, and B.
MREO	Mixed Rare Earth Oxide: the primary output product of REEcycle’s process, containing a blend of Nd2O3, Pr6O11, Dy2O3, and Tb4O7.

JLM Advisory | Dr John Mair	Page 30 of 31

INDEPENDENT TECHNICAL EXPERT REPORT - REEcycle	CONFIDENTIAL

Hydrometallurgy	A process using aqueous chemistry (solutions, solvents, acids) to extract and refine metals from ores or secondary materials.
Hydrogen Decrepitation	A process in which NdFeB magnets are exposed to hydrogen gas, causing absorption and spontaneous disintegration into a fine powder while simultaneously demagnetizing and size-reducing the material.
TRL	Technology Readiness Level: a scale from 1 (basic principles observed) to 9 (technology proven in operational environment) used to assess the maturity of a technology.
DDM	Drive Disassembly Machine: REEcycle’s proprietary automated hard disk drive disassembly platform, capable of processing 25,000+ HDDs per month to extract NdFeB magnets.
REE	Rare Earth Elements: the 17 chemically similar elements comprising 15 lanthanides plus scandium and yttrium.
Nd / Pr / Dy / Tb	Neodymium, Praseodymium, Dysprosium, Terbium: the four REEs of primary commercial importance in the permanent magnet industry.
Circular Economy	An economic model in which materials are kept in use at their highest value for as long as possible, with waste and resource input minimised through recovery and regeneration.
NAV	Net Asset Value: a discounted cash flow-based valuation metric widely used in the mining and resource processing industry to value producing or near-producing assets.
DoW	U.S. Department of War: the U.S. federal department that awarded REEcycle US$5.1M in non-dilutive funding in 2025.
NSF	National Science Foundation: the U.S. federal agency that awarded REEcycle Phase I and Phase II SBIR/STTR awards totaling approximately US$1.4M.

JLM Advisory | Dr John Mair	Page 31 of 31